Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of April 30, 2022

The principal balances and results accumulated for the period ending April 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	3,707,570
Loans and accounts receivables from customers and banks, net	36,419,174
Loans and accounts receivables from customers at fair value, net	77,359
Financial instruments	9,795,072
Financial derivative contracts	11,548,786
Other asset items	4,330,964
Total assets	**65,878,925**

Principal liabilities	MCh$
Deposits and other demand liabilities	18,382,806
Time deposits and other time liabilities	10,592,254
Issued debt and regulatory capital instruments	8,541,048
Financial derivative contracts	12,705,642
Other liabilities items	12,039,713
Total equity	3,617,462
Total liabilities and Equity	**65,878,925**

Equity attributable to:	
Equity holders of the Bank	3,518,002
Non-controlling interest	99,460

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	613,599
Net fee and commission income	126,960
Result from financial operations	64,738
Total operating income	**805,297**
Provision for loan losses	(101,842)
Support expenses	(273,453)
Other results	(22,319)
Income before tax	**407,683**
Income tax expense	(62,060)
Net income for the period	**345,623**

Attributable to:	
Equity holders of the Bank	340,519
Non-controlling interest	5,104

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de abril de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de abril de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.707.570
Créditos y cuentas por cobrar a clientes y bancos	36.419.174
Créditos y cuentas por cobrar a clientes a valor razonable	77.359
Instrumentos financieros	9.795.072
Contratos de derivados financieros	11.548.786
Otros rubros del activo	4.330.964
Total Activos	**65.878.925**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	18.382.806
Depósitos y otras captaciones a plazo	10.592.254
Instrumentos de deuda y capital regulatorio emitidos	8.541.048
Contratos de derivados financieros	12.705.642
Otros rubros del pasivo	12.039.713
Total patrimonio	3.617.462
Total Pasivos y Patrimonio	**65.878.925**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.518.002
Interés no controlador	99.460

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos neto por intereses y reajustes	613.599
Ingresos neto de comisiones	126.960
Resultado de operaciones financieras	64.738
Total ingresos operacionales	**805.297**
Gasto de pérdidas crediticias	(101.842)
Gastos de apoyo	(273.453)
Otros resultados	(22.319)
Resultado antes de impuesto	**407.683**
Impuesto a la renta	(62.060)
Utilidad consolidada del periodo	**345.623**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	340.519
Interés no controlador	5.104

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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